UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Life Vitamin Co. LLC

Legal status of issuer

    Form (i.e. Limited Liability Company, Corporation)

    Limited Liability Company

    Jurisdiction of Incorporation/Organization (State)

    California

    Date of Organization

    September 18, 2018

Physical address of issuer
215 Moonstone St., Manhattan Beach, CA 90266

Website of issuer
https://rootd.com/

Name of intermediary through which the offering will be conducted
Miventure, Inc.

CIK number of intermediary
0001804083

SEC file number of intermediary
007-00227

CRD number, if applicable, of intermediary
308661

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The intermediary will be paid 7% based on the total dollar amount received by the company in this offering, and shall only be paid if the target offering amount has been reached. The intermediary does not receive compensation if the target offering amount is not reached.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary owns no interest in the issuer, directly or indirectly, and will not acquire an interest as part of the offering.

Name of qualified third party "Escrow Agent" which the offering will utilize
North Capital Private Securities Corporation

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered

25,000

Price (or method for determining price)
$1.00

Target offering amount

$25,000

Oversubscriptions accepted
☑ Yes
☐ No

Allocation of oversubscriptions
☑ First-come, first-served basis
☐ Pro-rata basis
☐ Other

Maximum offering amount (if different from target offering amount)

$107,000

Deadline to reach the target offering amount

120 days after filing date

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

3

	2019 - Most Recent Fiscal Year	2018 - Prior Fiscal Year
Total Assets		
Cash & Cash Equivalents		
Accounts Receivable		
Short-term Debt	*Please view the Financials attached to this offering.*	
Long-term Debt		
Revenue/Sales		
Cost of Goods Sold		
Taxes Paid		
Net Income		

The jurisdictions in which the Issuer intends to offer the securities
Alabama, Alaska, American Samoa, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Northern Mariana Islands, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Life Vitamin Co. LLC
Issuer

Adams Chimera
Authorized Signer

Founder/CEO
Title

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Life Vitamin Co. LLC
Issuer

Adams Chimera
Authorized Signer

Founder/CEO
Title

Signature

LIFE VITAMIN CO. LLC (ROOT'D)

FORM C - OFFERING MEMORANDUM

April 8th, 2021
Effective Date

facilitated by



OFFERING MEMORANDUM

As required under Regulation Crowdfunding, the purpose of this document is to provide potential investors sufficient information about the company's offering so investors can make an informed decision. This document provides all the offering information as required by the Securities and Exchange Commission ("SEC"), under 17 CFR §227.201.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) COMPANY INFORMATION

Company Name:	Life Vitamin Co. LLC
Entity Type:	Limited Liability Company
Formation Date:	09/18/2018
Jurisdiction of Formation:	California
Physical Address:	215 Moonstone St. Manhattan Beach, CA 90266
Website:	https://rootd.com/

(B) OFFICERS & DIRECTORS

Person #1	
Name:	Adams Chimera
Title with Company	Founder/CEO
Start Date:	09/18/2018

Other Experience (Last 3 years)	Sr. Director FDMC & Private Label
• Title • Employer • Dates	Clorox August 2015 - October 2019

(C) PRINCIPAL OWNERS WITH 20% OR MORE OF VOTING POWER

Name:	Ownership (%)
Adams Chimera	100%

(D) BUSINESS DESCRIPTION AND PLAN

What we do (Business Description)

Root'd is the world's first-ever Sparkling MULTIVitamin Drink Mix giving supplement users a LONG overdue third option to the gummy and pill-dominated supplement market. Due to its innovative powder form, Root'd gives you a true MULTI with MORE than just the handful of nutrients that pills or gummies can deliver. Root'd BOOSTS your daily routine by infusing the 25 essential vitamins & minerals our bodies need every day with digestive probiotics, energizing organic greens & beets, PLUS hydrating electrolytes into one ahhhmazing sugar-free drink mix. Root'd is formulated to help keep you, at your best you! Our mission is to help people + planet get healthier, so we obsess over the perfect supplement, then we donate 1% to land to plant new trees plus 1% to ocean to help remove plastic.

Highlights (Milestones/Achievements)

- March 2020 - Achieved strong mixability, with good flavor, no grit, and good mouth feel in our product
- July 2020 - Coast to Coast in all 350+ Sprouts Farmers Markets
- February 2021 - Exceed $30,000 in monthly revenue, right before our 1st birthday
- March 2021 - Approved as a Whole Foods Vendor and invited to label review for their October '21 reset
- April 2021 - Launching our first pivot, with consumer-driven upgrades to our formulas, packaging, and flavorings

Meet the Team (Management)

(1) Adams Chimera - Founder/CEO

Adams has 20 years experience in the consumer packaged goods industry (CPG) from cart attendant at 15 years old to Sr. Director @ Clorox where he led their FDM Supplement team He developed go to market strategy leading to 550% growth over 4 years and establishing distribution of 3 supplement brands into EVERY major retailer in the US. Adams leads the Root'd Strategy and day-to-day operations.

(2) Eduardo Silva - Creative Director

Eduardo has 25+ years of brand development with experiences ranging from small startups to well-established CPG brands. He also has extensive knowledge in supplements with 20+ years of experience in this specific space.

(3) Evelyn Lee - HR/Compliance

Evelyn has extensive involvement in growing companies, with 10+ years experience at 6 tech startups. She has a proven history of success building the HR function from the ground up enabling business strategy & operational ability to scale. Evelyn leads our legal oversight and eventual team expansion. She currently plays a passive role at Root'd.

How we make money (Business Model)

Root'd sells in traditional Brick and mortar retailers, through distributors such as KeHE or Threshold, and online though it's own shopify site, amazon, and others. Root'd average gross margin selling to these retailers is 55%.

Who uses our product (Market)

With 47% of consumers suffering from pill swallowing challenges, and a further 70% looking to reduce the amount of sugar in their diets, Root'd gives women, men, and prenatal mom's to be a long-overdue third option to our pill and sugar gummy dominated supplement routines!
The best part? Root'd isn't just easier, it's WAY better too! While traditional "multi's" only give you a select few nutrients, Root'd BOOSTS your daily routine by infusing the essential nutrients our bodies need every day, with digestive probiotics, energizing organic superfoods, PLUS hydrating electrolytes into one ahhhmazing drink mix!

Who are our competitors (Competition)

While we are the first powder multivitamin formulated for Men/Women, we have several notable competitors in the Multivitamin and Hydration Sets. The chart in our pitch deck will illustrate this well, but let's start with Multivitamins. We compete against premium "natural" multivitamins. Brands like Garden of Life, Rainbow Light (my alma mater), New Chapter, Smarty Pants, etc. Our two critical points of difference are 1) powder form 2) a true MULTI with more than just vitamins and minerals – Electrolytes, superfoods, and probiotics. Turning to hydration, our main competitors are Liquid IV, Hydrant, Ultima Replenisher, etc. . Our two critical points of difference are 1) Way more than just hydration with essential vitamins/minerals, probiotics, plus superfoods, 2) sugar-free.

Financial History (From date of this document)

- Total cash on hand: $107,876
- Total revenue to date: $182,220
- Total existing debt amount: $23,472
- Total founder(s) contribution: **$360,941**
- Total outside investors contribution: $50,000

Why will you succeed? (1 - 2 sentences)

We promise to obsess over making you the perfect supplement without sacrifice, and to do it every day. We believe this obsession, our industry knowledge, and our maturity to grow responsibly will lead to Root'd success well into the future.

Owner Story

Meet the founder of Root'd, Adams Chimera

What inspired you to create your company?

> Owning my own business is something I've just always wanted to do (well, that, and be a pilot. I'm a plane super nerd!). I watched so many companies put a pure focus on profit w/out soul, and thought I could do something super cool if I could create a business and product centered around all the people involved. To me, owning your own business is one of the ultimate forms of fulfillment (aka, happiness) if it's something you're passionate about. That's why I chose the mission to help people + planet get healthier, and we center all our culture and goals around that mission. I honestly can't wait to get to work every day!

What has been your favorite part about building your company?

> I was never built to do just one task or roll for a long period of time. I love jumping from task to task, then going back up to 35,000 ft to think about strategy, then getting my hands dirty with our product, then doing whatever else is needed. All of that is super fun to me, and I find myself literally learning something new every day. The whole experience is really humbling, as you realize more and more each day, that there is so much you don't know, and so much to learn from those around you.

What has been your biggest obstacle so far?

It was 2018 and I had just been awarded this huge contract with Target. At the time, I lead the private label vitamin team @Clorox, and Target tasked us with launching 34 new products in 12 months. The standard lead time for just 1 custom product is 16 months in supplements, so yeah, this was easy for sure! Fast forward 12 months, and we pulled it off through collaboration and innovation around the whole process. Honestly, the secret was knowing (and figuring out) who was in charge of what, challenging them to figure out ways to speed the process, and respecting/treating them like humans.

Why should people invest in your company?

Invest if you believe that consumer goods (or specifically supplement brands) can be doing more. More to help people live more sustainably. More to address the real effects of climate change. More to make supplements easier to understand. More to make supplements cleaner, and effective. More to create a work culture that people can get excited about. And of course, more to make money by doing good every day.

Financial Statements

Historical FInancials

Please see Appendix B for historical financial statements.

Financial Projections (5-years)

Please see Appendix B for more details on financial projections.

(E) NUMBER OF EMPLOYEES

The company has   3 employees.

(F) RISK OF INVESTING

General Risks

Please refer to Appendix A to learn more about the risks to consider when investing in this offering.

(G) TARGET OFFERING AMOUNT AND OFFERING DEADLINE

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

Target Offering Amount:	$25,000
Target Offering Deadline:	120 days from filing this offering

(H) MAXIMUM OFFERING AMOUNT

WIll the company accept investments in excess of the Target Offering Amount?	Yes
Maximum Offering Amount:	$107,000
How will oversubscriptions be allocated?	First come-first served

(I) USE OF FUNDS

The company will use the funds to expand their business by investing in marketing, hiring, inventory, operations and product development.

The funds will be used as follows:

	If Minimum Funding Goal is Met	*If Maximum Funding Goal is Met*
FUNDING GOALS	**$25,000**	**$107,000**
Marketing	$9,533	$40,799
Hiring	$2,325	$9,951
Inventory	$7,905	$33,833
Operations	$2,093	$8,956
Product	$1,395	$5,971

Development		
Miventure Listing Fee (7%)	$1,750	$7,490

The amounts listed are estimates and may change due to strategic and/or economic factors.

(J) MAKING AN INVESTMENT; CANCELING

How to Invest

- Download the Miventure App on the App Store or Google Play;
- Provide your personal information, connect your bank account, and agree to disclosures;
- Select the "Invest" button, enter an amount you want to invest;
- Agree to the terms and conditions and select the "Confirm Investment" button;
- Miventure will notify investors when the target offering amount has been met.

Closing the Offering Early

If the business reaches the Target Offering Amount prior to the Target Offering Deadline, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

How to Cancel an Investment

- Investors may cancel an investment commitment by emailing info@miventure.com until 48 hours prior to the Target Offering Deadline

- If an investor does not cancel an investment commitment before the 48-hour. period prior to the Target Offering Deadline, the funds will be released to the business upon closing of the offering and the investor will receive securities in exchange for his or her investment.

(K) MATERIAL CHANGES

If a material change is made to the offering by the business and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed investment funds will be returned to the investor.

(L) VALUE OF THE SECURITIES

The business is offering Crowd SAFEs with a value of $1 per securities offered.

(M) SECURITIES OFFERED

Please see Crowd SAFE in Appendix C for more details.

Type of investment

The investor is purchasing a Crowd SAFE. A Crowd SAFE is an equity-based security that provides rights to the investor for future equity in the company without determining a specific price per share at the time of investing. At the next qualified finance round of your startup (not this crowdfunding campaign), your investors' SAFEs will convert to shares based on the Valuation Cap or the Discount Rate given in the Crowd SAFE.

Each Term Note is being offered at a value of $1 per security offered. If you The business does not intend to change the value of the Crowd SAFEs in the future.

Investment Type	Crowd SAFE
Valuation Cap	$10,000,000
Discount Rate	80%

Qualified Equity Financing

A Qualified Equity Financing shall mean the next sale (or series of related sales) by the Company of its Preferred Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $100,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Preferred Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

Voting Rights

Crowd SAFE holders do not have voting rights. Crowd SAFE holders should be aware that they have no voting power in the startup whether they are minority or majority Crowd SAFE holders. The majority shareholders have the voting power to decide what is best for the company. In connection with a conversion of Investor's investment in the Crowd SAFE into Capital Stock, the Investor agrees to grant the Company irrevocable proxy voting rights. The investor cannot impede on proxy rights held by the Company.

Modifications

The SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding SAFEs with the same Pre-Money Valuation Cap and Discount Rate as this SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of SAFEs whose SAFEs have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of SAFEs.

Restrictions on Transfer

The Crowd SAFEs being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities where issued, unless such securities are transferred:

1. To the issuer;
2. To an accredited investors;
3. As part of an offering registered with the U.S. Securities and Exchange Commision; or
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Other Securities Issued

Name of Security	LLC Units
Par Value	N/A
Outstanding Shares	100%
Voting Rights	Yes
Anti-dilution Rights	No
Difference between Crowd SAFEs being offered	The Crowd SAFEs offered do not have voting rights or anti-dilution rights.

Principal Owners with 20% or More Voting Power

Name	Ownership (%)	Type of Securities
Adams Chimera	100%	LLC Units

Effect of Other Securities Offered

The sale of additional equity-based securities could have rights that are superior to those in this offering. For example, the startup can offer preferred shares with voting rights to later investors.

Dissolution

If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event, subject to the Crowd SAFE terms.

Liquidity Event

If there is a Liquidity Event before the termination of the Crowd SAFE, then the investor will be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

Liquidation Priority

In a Liquidity Event or Dissolution Event, the SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

Termination

This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of SAFE Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under the terms of the Crowd SAFE; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c) of the Crowd SAFE.

(N) FUNDING PORTAL

The Funding Portal is licensed by the Securities and Exchange Commission and FINRA.

Funding Portal Name:	Miventure, Inc.
CIK:	0001804083
SEC File:	007-00227
CRD:	308661

(O) FUNDING PORTAL COMPENSATION

Miventure will be paid 7% of the total dollar amount received by the company in this offering, and shall only be paid if the target offering amount has been reached. The intermediary does not receive compensation if the target offering amount is not reached. Miventure will not receive any direct or indirect interest in the Company, and there is no arrangement for Miventure to acquire such interest in any other way.

(P) COMPANY DEBT

Below is the existing debt of the issuer at the time of this Form C.

Debtor Name	Debt Amount	Interest Rate (%)	Maturity Date	Other Material Terms
SBA (EDIL Loan)	12,900	3.5%	2/8/2051	N/A

American Express	9,415	18.24%	N/A	We pay our cards in full each month, and do not pay interest.
Chase	1,157	13.24	N/A	We pay our cards in full each month, and do not pay interest.

(Q) OTHER EXEMPT OFFERINGS

The Company has not conducted any other offerings since the company's inception.

(R) TRANSACTIONS BETWEEN THE COMPANY AND OTHER PARTIES

The Company has not entered into any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding since the beginning of the issuer's last fiscal year.

(S) FINANCIAL CONDITION OF THE COMPANY

Sources of Capital

- Total cash on hand: $107,876
- Total revenue to date: $182,220
- Total existing debt amount: $23,472
- Total founder(s) contribution: $360,941
- Total outside investors contribution: $50,000

Operating History

- March 2020 - Achieved strong mixability, with good flavor, no grit, and good mouth feel in our product
- July 2020 - Coast to Coast in all 350+ Sprouts Farmers Markets
- February 2021 - Exceed $30,000 in monthly revenue, right before our 1st birthday.
- March 2021 - Approved as a Whole Foods Vendor and invited to label review for their October '21 reset.
- April 2021 (upcoming) - Launching our first pivot, with consumer-driven upgrades to our formulas, packaging, and flavorings.

Forecasted Milestones

- By end of 2021, achieve $390,000 in revenue.
- By end of 2022, achieve $1,239,000 in revenue.
- By end of 2023, achieve $4,370,000 in revenue.
- By end of 2024, achieve $9,618,000 in revenue.
- By end of 2025, achieve $24,045,000 in revenue.

(T) FINANCIAL STATEMENTS

Please see Appendix B for complete financial statements.

(U) CRIMES AND DISCIPLINARY ACTIONS

No key members of the company have committed any crimes or have received any disciplinary actions as described in 17 CFR 227.503(a).

(V) PROGRESS OF THE OFFERING

To see how much has been invested in this Offering, go to the Miventure app and open the campaign screen to see the progress.

(W) ANNUAL REPORTS

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Annual Reports may not be available in the future due to regulatory changes. Should anything change, we will let you know.

(X) REPORTING OBLIGATIONS

The Company has never failed to comply with ongoing reporting requirements under Regulation Crowdfunding.

(Y) OTHER IMPORTANT INFORMATION

The Company has no other important information to report.

[SEE APPENDIX A, B, & C BELOW]

APPENDIX A

INVESTMENT RISKS

The investment risks below are associated with investing in Life Vitamin Co. LLC on the Miventure App. Please refer to the Offering Memorandum to view more information regarding the risks to this offering.

RISK OF LOSING YOUR MONEY. If the company goes out of business or defaults on the loan (term notes), you could lose some or all of your money.

RISK WITH FINANCIAL FORECASTS. The offering may contain financial forecasts that may not come true. The financial forecasts included are created using reasonable assumptions based on stable economic and market conditions among other factors. Even with stable economic and market conditions, the business cannot predict what will in fact happen in the future including default or bankruptcy.

RISK OF CHANGES IN ECONOMIC CONDITIONS. Factors not controlled by the business like pandemics, environmental disasters, economic recessions, changes in regulations, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars, among other factors are unpredictable and could negatively affect the can impact the business's ability grow and operate.

RISK OF TAX CONSEQUENCES. Your investment returns will be taxed and may bring your overall income or net worth over a particular tax bracket. Please discuss the potential tax consequences of your investments with a tax consultant.

RISK OF FUTURE FUNDING. The company may require additional funds in the future to expand or continue operations. If the company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

RISK OF LIABILITY OR LEGAL RECOURSE. The business may act negligently in their day to day operations that could injure a customer or an employee in which legal recourse may be necessary. Due to the cost of lawsuits and legal resources, an event such as this could cause the company to cease operations or file for bankruptcy.

RISK OF OFFERING LIMITED SERVICES. The company offers limited services that attract a particular type of consumer which makes the business vulnerable to consumer preference or trends.

RISK OF LACK OF ACCOUNTING CONTROLS. Small businesses, in general, may not have the resources or expertise to implement strict accounting controls. This can expose an early-stage startup to liability and miscalculation of financial growth.

RISK OF COMPETITION. The business operates in a very competitive market that can make it hard for them to have the traction they need to survive as a business. They compete with many other businesses, both large and small, on the basis of quality, price, location, and customer experience, all of which could negatively impact financial performance. Competition in a saturated market is a key reason many businesses in this space fail.

RISK OF MANAGEMENT RELIANCE. As a Crowd SAFE holder without voting power, you will not be able to participate in the company's decisions that will determine the future of the company. You will be fully reliant on the executive management team and board of directors to make the proper judgement calls to make this business a success. Furthermore, if the founders or other key personnel of the company were to leave, or become unable to work, the company may be negatively impacted.

RISK OF NOT SELLING YOUR INVESTMENT. You cannot sell your Crowd SAFE for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market.

RISK OF NO REGISTRATION UNDER SECURITIES LAWS. The investment will not be registered with the SEC or the securities regulator of any State. Thus, neither the company nor the investment will be subject to the same degree of regulation and scrutiny as if they were registered.

RISK OF INCOMPLETE OFFERING INFORMATION. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares that generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm.

RISK OF LACK OF ONGOING INFORMATION. The company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the company is permitted to stop providing information in certain circumstances.

RISK OF UNINSURED LOSSES. The company may not be insured to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against. The company could incur an uninsured loss that could damage the business.

RISK OF CHANGES TO LAWS. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could negatively impact the business. This applies at federal and local levels.

RISK OF FUTURE INVESTORS HAVING SUPERIOR RIGHTS. If the company needs more capital in the future and takes on additional investors for financing, the new investors might have rights superior to yours. For example, they might be investors with preferred shares with voting rights that give them a greater voice in management, or otherwise.

RISK OF COVID-19 IMPACT. The ongoing COVID-19 pandemic may impact the company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the company can not guarantee that it will resume operations in the future.

RISK OF REAL ESTATE RISK. Company is still in the process of securing or extending a lease, which will be necessary to conduct operations. To the extent they are unable to find and secure a location that is adequate, investors may lose some or all of their investment. This risk especially applies to brick and mortar businesses.

RISK OF HAVING A LIMITED OPERATING HISTORY. The company is relatively young and has limited operating history as opposed to an established entity. Having a limited operating history may make it difficult to predict the accuracy of the financial forecast given.

APPENDIX B

HISTORIC & PROJECTED FINANCIALS

FINANCIALS
Life Vitamin Co. LLC (Root'd)

I, Adams Chimera, confirm that the financials provided below have been reviewed by me and my team. I confirm that these historic financials found in Exhibit A are accurate and have not been manipulated in any way. I look forward to you investing in our company.

Please note that while the company was formed in 2018, product did not hit the market until March, 2020.

Regards,

_____
Signature

_____Adams Chimera_____
Name

_____Co-Founder/CEO_____
Title

_____4-4-2021_____
Date

[EXHIBIT A ON THE NEXT PAGE]

BALANCE SHEET

Period	From [3/1/20] to [4/4/21]
Assets	**Amount**
Cash	$112,397
Inventory	$55,119
Prepaid Insurance	$11,509
Furniture & Fixtures	$1,265
TOTAL ASSETS	**$180,290**
Liability & Owner's Equity	**Amount**
Current Liabilities	$18,689
Loans & Long-Term Liabilities	$12,900
Owner's Equity	$360,941
TOTAL LIABILITIES & OWNER'S EQUITY	**$392,530**

PROFIT & LOSS STATEMENT

Period	From [3-1-20] to [4-4-21]
Income	**Amount**
Product Sales	$181,421
Other Income	$0
TOTAL INCOME	**$181,421**
Expenses	**Amount**
Advertising	$127,927
Bank Charges	$-625.56
Office Expenses	$7,815
Professional Fees	$6,884
Miscellaneous (Shipping, R&D, Storage, etc…)	$42,287
Travel, Meals	$4,761
Taxes	$959
TOTAL EXPENSES	**$190001**
NET INCOME	**$-8,580**

FINANCIAL PROJECTIONS (NEXT 5-YEARS)

By End of Year	Revenue	Expenses	Total Users/Customers
2021	390,000	$638,000	3,300
2022	$1,239,000	$1,460,000	9,200
2023	$4,370,000	$4,236,000	31,000
2024	$9,618,000	$8,623,000	64,000
2025	$24,045,000	$20,596,000	150,000

[END OF FINANCIALS]

APPENDIX C

Crowd SAFE
(Simple Agreement for Future Equity)

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Crowd SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by the Investor on the Purchase Date, the Company issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

ISSUER NAME:	**Life Vitamin Co. LLC, (the "Company")**
ISSUER ENTITY TYPE:	**California Limited Liability Company**
ISSUER ADDRESS:	**215 Moonstone St.** **Manhattan Beach, CA 90266**
ISSUER EMAIL:	**adams@rootd.com**
PRE-MONEY VALUATION CAP:	**$10,000,000**
DISCOUNT RATE:	**80%**
INVESTOR NAME:	_____ **(the "Investor")**
PURCHASE AMOUNT:	**$**_____
PURCHASE DATE:	**On or about** _____ **(the "Purchase Date")**

See **Section 2** for certain additional defined terms.

1. ***Events***

(a) **Qualified Equity Financing**. If there is a Qualified Equity Financing before the termination of this SAFE, on the initial closing of such Qualified Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Capital Stock equal to the quotient obtained by dividing (x) Purchase Amount by (y) the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of SAFE Capital Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Capital Stock, with appropriate variations for the SAFE Capital Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Securities equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). In connection with this Section 1(b), the Cash-Out Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there are not enough funds to pay the Investor and holders of other SAFEs in full in the event of a Liquidity Event (collectively, the "**Cash-Out Investors**"), all of the Company's available funds will be distributed in accordance with the liquidation priority set forth in Section 1(d).

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors, manager, or members in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event, subject to the liquidation priority set forth in Section 1(d).

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Securities. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFEs and/or Preferred Securities, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Securities, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Securities in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Securities.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Securities and other SAFEs and/or Preferred Securities who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Securities basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of SAFE Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" shall mean the Common Securities or Preferred Securities of the Company.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or the election of the Company's manager, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership interests of the Company or, if the Company is structured or restructured as a corporation, common stock of the Company, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For the purposes of this SAFE, "common limited liability company membership interests" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Company Capitalization**" is calculated as of immediately prior to the Qualified Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Securities basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Qualified Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Capital Stock.

"**Converting Securities**" includes this SAFE and other convertible securities issued by the Company, including but not limited to: (i) other SAFEs; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Securities (other than shares of Common Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, manager, or members. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per share of the Standard Capital Stock sold in the Qualified Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Securities, the amount of such dividend that is paid per share of Common Securities multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Securities basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any SAFEs and other convertible securities (including without limitation shares of Preferred Securities) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Preferred Securities**" means the preferred limited liability company membership interests of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a).

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Qualified Equity Financing or Liquidity Event, as applicable (or the initial closing of the Qualified Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of a Qualified Equity Financing, treated as outstanding Options in the calculation of the Standard Capital Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Qualified Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Preferred Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $100,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Preferred Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means an instrument containing a future right to shares of SAFE Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE" mean this specific instrument.

"**SAFE Capital Stock**" means the shares of the series of Capital Stock issued to the Investor in a Qualified Equity Financing, having the identical rights, privileges, preferences, and restrictions as the shares of Standard Capital Stock, except:

(i)   SAFE Capital Stock holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote for the consent of the stockholders of the Company;

(ii)   Each of the SAFE Capital Stock holders shall enter into a proxy agreement, in the form of **Exhibit A** attached hereto, appointing the Company as its irrevocable proxy with respect to any matter to which SAFE Capital Stock holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving SAFE Capital Stock and such agreement provides that the Company will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies;

(iii)   SAFE Capital Stock holders have no information or inspection rights with respect to such rights deemed not waivable by law;

(iv)   The per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection will equal the Conversion Price; and

(v)   The basis for any dividend rights will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Pre-Money Valuation Cap divided by the Company Capitalization.

"**Standard Capital Stock**" means the shares of the series of Preferred Securities issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a)   The Company is an entity duly organized, validly existing and in good standing under the laws of its state of formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this SAFE is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This SAFE constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation, bylaws, or operating agreement, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this SAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to this SAFE.

(e)   No consents or approvals are required in connection with the performance of this SAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the SAFEs nor the securities to be acquired by the Investor have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument (i) in compliance with the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act, as amended, effective March 15, 2021, or (ii) as an "Accredited Investor", as that term is defined in Rule 501 of Regulation D. A summary of the definition of an accredited investor is attached hereto as **Appendix A**. The Investor also acknowledges and agrees that if the Investor is not purchasing this instrument in compliance with the investment limitations set forth in Rule 100(a)(2) of Regulation CF, as amended, or as an Accredited Investor, as that term is defined in Rule 501 of Regulation D, the Company or the Intermediary may void this SAFE and return the Purchase Amount.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or Miventure, Inc., and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the

Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(j)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C (or Form C-A) and the offering documentation filed with the SEC.

(k)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the Initial Public Offering and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the Initial Public Offering are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the Initial Public Offering that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT

NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. Miscellaneous

(a) Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding SAFEs with the same Pre-Money Valuation Cap" and "Discount Rate" as this SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of SAFEs whose SAFEs have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of SAFEs.

(b) Any notice required or permitted by this SAFE will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Securities (that is not payable in shares of Common Securities) while this SAFE is outstanding, the Company will pay the dividend amount to the Investor at the same time.

(d) Neither this SAFE nor the rights in this SAFE are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this SAFE and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this SAFE in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(g)   The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(h)   The Company may elect, in its sole discretion, to aggregate the interests of the Investors into a special purpose vehicle (the "SPV") in any manner permitted under Section 4(a)(6) of the Securities Act, as amended (the "SPV Reorganization"). In the event of an SPV Reorganization, the Investor hereby agrees (i) to the SPV Reorganization and to execute any approvals, consents or other documents that the Company may deem necessary or appropriate in order to effect the SPV Reorganization, and (ii) to the assignment and transfer of this SAFE and any securities issuable hereunder to the SPV in exchange for an ownership interest in the SPV (ownership in the SPV to be based on each Investor's proportionate Purchase Amount), and that the Investor will thereafter own an interest in the Company (whether through the SAFE or the securities issuable hereunder) indirectly through the SPV.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this SAFE to be duly executed and delivered thi

Life Vitamin Co. LLC

By: _____

Name: _____

Title: _____

Email: _____

Address: _____

_____

INVESTOR:

If an Individual:

By:

_____

Name:

_____

Email:

_____

Address:

_____

_____

If an Entity:

[Entity's Name]

By:

_____

Name:

_____

Title:

_____

Email:

_____

Address:

_____

_____

Appendix A

The term "accredited investor" is defined in Rule 501 of Regulation D as any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

- A natural person whose individual net worth or joint net worth with my spouse or spousal equivalent, at the time of the purchase of the Units, exceeds One Million Dollars ($1,000,000), excluding consideration of equity in my primary residence and after having deducted any negative equity in my primary residence or any indebtedness that I have incurred on my primary residence within the sixty (60) days prior to subscribing to this Offering;

- A natural person who had individual income in excess of Two Hundred Thousand Dollars ($200,000) in each of the two (2) most recent years or joint income with my spouse or spousal equivalent in excess of Three Hundred Thousand Dollars ($300,000) in each of those years and has a reasonable expectation of reaching the same income level in the current year;

- A bank, insurance company, registered investment company, business development company, or small business investment company;

- A broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended;

- An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

- An investment adviser relying on the exemption from registering with the SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940;

- A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, that has total assets in excess of $5,000,000;

- A Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

- An employee benefit plan, within the meaning of the Employee Retirement Income Security Act, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of Five Million Dollars ($5,000,000);

- A charitable organization, corporation, or partnership with assets exceeding Five Million Dollars ($5,000,000);

- A director, executive officer, or general partner of the company selling the securities;

- A natural person who holds, in good standing, one of the following professional licenses: the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

- A business in which all the equity owners are Accredited Investors;

- A private business development company, as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

- A corporation, similar business trust, partnership, or limited liability company or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, that was not formed for the specific purpose of acquiring the Units, and that has total assets in excess of $5 million;

- A trust with assets in excess of Five Million Dollars ($5,000,000) that was not formed to acquire these Units;

- An entity of a type not listed above, that is not formed for the specific purpose of acquiring the Units and owns investments in excess of $5,000,000. For purposes of this clause, "investments" means investments as defined in Rule 2a51-1(b) under the Investment Company Act of 1940;

- A family office, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, that (i) has assets under management in excess of $5,000,000; (ii) is not formed for the specific purpose of acquiring the Units and (iii) has a person directing the prospective investment who has such knowledge and experience in financial and business matters so that the family office is capable of evaluating the merits and risks of the prospective investment; or

A family client, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, of a family office meeting the above-mentioned requirements and whose prospective investment in the Company is directed by a person who has such knowledge and experience in financial and business matters so that the family office is capable of evaluating the merits and risks of the prospective investment.

Exhibit A – SAFE Capital Stock Proxy Agreement

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "**Crowd SAFE**") dated below between the Company and the Investor referenced below. In connection with a conversion of Investor's investment in the Crowd SAFE into Capital Stock of a SAFE Capital Stock (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Investor and the Company hereby agree as follows:

ISSUER NAME:	**Life Vitamin Co. LLC, (the "Company")**
ISSUER ENTITY TYPE:	**California Limited Liability Company**
INVESTOR NAME:	**[*full name*] (the "Investor")**
CROWD SAFE PURCHASE AMOUNT:	**$[*purchase amount*]**
CROWD SAFE PURCHASE DATE:	**[*purchase date*]**

1) **Grant of Irrevocable Proxy**.

a)   With respect to all of the shares of Capital Stock of the series of SAFE Capital Stock owned by the Investor as of the date of this Irrevocable Proxy or any subsequent date (the "**Shares**"), Investor hereby grants to the Company an irrevocable proxy under Section 212 of the Delaware General Corporation Law or Section 302 of the Delaware Limited Liability Company Act, as applicable, to vote the Shares consistent with the vote of the majority of holders of Standard Capital Stock, as that term is defined in the Crowd SAFE of which this Exhibit A is an attachment. For the avoidance of doubt, the Company, as holder of the irrevocable proxy (rather than the Investor), shall vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote, consistent with the vote of the majority holders of Standard Capital Stock. This proxy revokes any other proxy granted by the Investor at any time with respect to the Shares.

b)   The Company shall have no duty, liability or obligation whatsoever to the Investor arising out of the Company's exercise of this irrevocable proxy. The Investor expressly acknowledges and agrees that (i) the Investor will not impede the exercise of the Company's rights under this irrevocable proxy and (ii) the Investor waives and relinquishes any claim, right or action the Investor might have, as a stockholder of the Company or otherwise, against the Company or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

c)   This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Securities of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent but shall continue as to any Shares not so converted.

2) **Legend**. The Investor agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing <u>Section 1</u>.

3) **Representations and Warranties**. The Investor represents and warrants to the Company as follows:

a) The Investor has all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Investor and constitutes such Investor's legal and valid obligation enforceable against the Investor in accordance with its terms.

b) The Investor is the record owner of the Shares listed under the name on this Appendix A and the Investor has plenary voting and dispositive power with respect to such Shares; the Investor owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Investor is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Investor has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Investor acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Company may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Company may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Investor; and (ii) the Company.

7) **Assignment**.

a) In the event the Investor wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Investor hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Company substantially identical to this Irrevocable Proxy.

b) The Company may transfer its rights as Holder under this instrument after giving prior written notice to the Investor.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Life Vitamin Co. LLC

By: _____

Name: _____

Title: _____

Email: _____

Address: _____

_____

INVESTOR:

If an Individual:

By:

_____

Name:

_____

Email:

_____

Address:

_____

_____

If an Entity:

[Entity's Name]

By:

_____

Name:

_____

Title:

_____

Email:

_____

Address:

_____

_____

ROOTD_FINAL FORM C_NEEDS SIGNATURE

Final Audit Report

2021-04-20

Created:	2021-04-20
By:	Jason Crystal (jason@miventure.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAPN1OD80lbL2CpQE1Tna7PP5QKDGPzsmi

"ROOTD_FINAL FORM C_NEEDS SIGNATURE" History

📄 Document created by Jason Crystal (jason@miventure.com)
2021-04-20 - 3:24:21 PM GMT- IP address: 34.75.170.37

📧 Document emailed to Adams Chimera (adams@rootd.com) for signature
2021-04-20 - 3:27:56 PM GMT

📄 Email viewed by Adams Chimera (adams@rootd.com)
2021-04-20 - 7:21:45 PM GMT- IP address: 172.250.227.64

✒️ Document e-signed by Adams Chimera (adams@rootd.com)
Signature Date: 2021-04-20 - 7:30:42 PM GMT - Time Source: server- IP address: 172.250.227.64

✅ Agreement completed.
2021-04-20 - 7:30:42 PM GMT